UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

TD Ameritrade Holding Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87236Y 10 8

(CUSIP Number)

Norie C. Campbell, Esq.

The Toronto-Dominion Bank

Toronto-Dominion Centre

P.O. Box 1

Toronto, Ontario M5K IA2

(416) 308-6963

Copy to:

Lee Meyerson, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87236Y 10 8

1	NAMES OF REPORTING PERSONS The Toronto-Dominion Bank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 226,919,287*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 226,919,287*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,919,287*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.22%*(1)
14	TYPE OF REPORTING PERSON (See Instructions) BK

*	As described in the Statement (as defined below), based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities (as defined below) may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in Amendment No. 8 to the statement on Schedule 13D filed by the Ricketts Parties, as of October 8, 2013, the Ricketts Parties beneficially owned, in the aggregate, 66,673,934 shares of Issuer Common Stock (as defined herein) representing approximately 12.1% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of November 8, 2013 as reported by TD Ameritrade). The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act ”), with respect to TD Ameritrade.
(1)	Based on 550,487,088 shares of Issuer Common Stock outstanding as of November 8, 2013 as reported by TD Ameritrade in its annual report on Form 10-K filed on November 22, 2013.

CUSIP No. 87236Y 10 8

1	NAMES OF REPORTING PERSONS TD Luxembourg International Holdings S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 226,919,287*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 226,919,287*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,919,287*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.22%*(1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	As described in the Statement (as defined below), based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities (as defined below) may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in Amendment No. 8 to the statement on Schedule 13D filed by the Ricketts Parties, as of October 8, 2013, the Ricketts Parties beneficially owned, in the aggregate, 66,673,934 shares of Issuer Common Stock (as defined herein) representing approximately 12.1% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of November 8, 2013 as reported by TD Ameritrade). The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act ”), with respect to TD Ameritrade.
(1)	Based on 550,487,088 shares of Issuer Common Stock outstanding as of November 8, 2013 as reported by TD Ameritrade in its annual report on Form 10-K filed on November 22, 2013.

Item 1: Security and Issuer

This Amendment No. 17 hereby amends and supplements the statement of beneficial ownership on Schedule 13D relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”) of TD Ameritrade Holding Corporation, a Delaware corporation (the “Issuer”), initially filed on January 25, 2006, as amended by Amendment No. 1 thereto filed on February 24, 2006, Amendment No. 2 thereto filed on April 14, 2006, Amendment No. 3 thereto filed on May 5, 2006, Amendment No. 4 thereto filed on May 11, 2006, Amendment No. 5 thereto filed on May 19, 2006, Amendment No. 6 thereto filed on May 26, 2006, Amendment No. 7 thereto filed on September 14, 2006, Amendment No. 8 thereto filed on February 5, 2009, Amendment No. 9 thereto filed on August 13, 2010, Amendment No. 10 thereto filed on January 20, 2011, Amendment No. 11 thereto filed on February 10, 2011, Amendment No. 12 thereto filed on February 24, 2011, Amendment No. 13 thereto filed on November 8, 2011, Amendment No. 14 thereto filed on March 16, 2012, Amendment No. 15 thereto filed on May 15, 2013 and Amendment No. 16 thereto filed on December 6, 2013 (as amended, and as it may be further amended from time to time, this “Statement”), by the Reporting Persons (as defined in Item 2 hereof) with respect to the items set forth below. Unless otherwise indicated herein, capitalized terms used and not defined in this Amendment No. 17 shall have the respective meanings herein as are ascribed to such terms in the Statement.

Item 4: Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by the following:

On December 6, 2013, TD Luxembourg International Holdings S.a.r.l., a private limited liability company existing under the laws of Luxembourg and a wholly-owned subsidiary of The Toronto-Dominion Bank, a Canadian chartered bank (“TD”), (“TD LIH” and together with TD, the “TD Entities” or the “Reporting Persons”) sold 5,500,000 shares of Issuer Common Stock at a price of $28.22 per share, pursuant to Rule 144 of the Securities Act of 1933, as amended, in a transaction directly with a market maker. As a result of this sale, as of December 9, 2013 (after giving effect to the sale), TD’s ownership in the Issuer represented approximately 41.22% of the outstanding Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of November 8, 2013 as reported by the Issuer).

As previously disclosed in the Statement, the TD Entities intend to continue to review from time to time their investment in the Issuer and their business affairs, financial position and capital requirements. Based upon such review, as well as general economic, market and industry conditions and prospects existing at the time, the TD Entities may consider from time to time alternative courses of action as permitted by the Stockholders Agreement. Subject to the terms of the Stockholders Agreement, such actions may include additional sales of shares of Issuer Common Stock or other securities of the Issuer through sales plans, in open market transactions, privately negotiated transactions, through a public offering or otherwise, or the acquisition of additional shares of Issuer Common Stock or other securities of the Issuer directly from the Issuer, through open market purchases, in privately negotiated transactions, through a tender or exchange offer or a merger, reorganization or comparable transaction, through exercise of their rights under the Stockholders Agreement or otherwise. Subject to the terms of the Stockholders Agreement, these actions may constitute a “going-private transaction” and/or could result in (i) changes to the board of directors of the Issuer, (ii) changes in the capitalization or dividend policy of the Issuer, (iii) changes in the Issuer’s certificate of incorporation or bylaws, (iv) delisting of the Issuer Common Stock from the New York Stock Exchange (or other national securities market or inter-dealer quotation system), (v) termination of registration of the Issuer Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and/or (vi) other events comparable to those enumerated above.

Other than as described in this Statement, the TD Entities do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5: Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Statement is hereby amended and supplemented by the following:

(a) and (b). As of December 9, 2013 (after giving effect to the sale of shares of Issuer Common Stock described herein), TD LIH is the record and beneficial owner of 226,919,287 shares of Issuer Common Stock, representing approximately 41.22% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of November 8, 2013 as reported by the Issuer). TD controls TD LIH and accordingly beneficially owns the shares of Issuer Common Stock held by such entity.

Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in Amendment No. 8 to the statement on Schedule 13D filed by the Ricketts Parties, as of October 8, 2013, the Ricketts Parties beneficially owned, in the aggregate, 66,673,934 shares of Issuer Common Stock representing approximately 12.1% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of November 8, 2013 as reported by the Issuer). The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), with respect to the Issuer.

All information contained in the Statement relating to the Ricketts Parties is based on information provided in, and solely with respect to the Ricketts Parties for whom ownership information is reported in, the public filings of the Issuer. While the TD Entities have no reason to believe that such information is inaccurate or incomplete, the TD Entities do not assume any responsibility for the accuracy or completeness of such information.

(c) Except as described below, none of the TD Entities nor, to the best of the TD Entities’ knowledge, any of the individuals named in Schedule I to the Statement, has engaged in any transaction in shares of Issuer Common Stock in the last 60 days.

On December 6, 2013, TD LIH sold 5,500,000 shares of Issuer Common Stock at a price of $28.22 per share, pursuant to Rule 144 of the Securities Act of 1933, as amended, in a transaction directly with a market maker.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2013

THE TORONTO-DOMINION BANK

By:	/s/ Leslie Johnson
Name:	Leslie Johnson
Title:	Vice President, Legal, Transactions

TD LUXEMBOURG INTERNATIONAL HOLDINGS S.A R.L.

By:	/s/ Dave Sparvell
Name:	Dave Sparvell
Title:	Board Manager